EXHIBIT 1

Enerplus Resources Fund
The Dome Tower
3000, 333-7thAvenue SW
Calgary, Alberta T2P 2Z1
Tel 403.298.2200
Fax 403.298.2211
www.enerplus.com

August 4, 2005
FOR IMMEDIATE RELEASE
Enerplus Resources Fund
TSX - ERF.un
NYSE - ERF

ENERPLUS ANNOUNCES OPERATING AND FINANCIAL
RESULTS FOR THE SECOND QUARTER OF 2005

Calgary, Alberta - Enerplus Resources Fund (“Enerplus”) is pleased to announce the results from operations for the period ending June 30, 2005. Highlights of the quarter are as follows:

•
The monthly cash distribution payment was increased in August to $0.37 per unit from $0.35 per unit previously, resulting in total cash distributions paid to Unitholders of $1.07 per unit during the quarter.

•	Production volumes averaged 75,502 BOE/day for the quarter and 77,151 year-to-date, ahead of our full year guidance.
•	Development capital investments were approximately $68 million including the drilling of 87 net wells with a 100% success rate.
•
Subsequent to the quarter, we successfully completed the acquisition of TriLoch Resources Inc. for $73.4 million and have agreed to purchase Lyco Energy Corporation for approximately US$421 million (approximately CDN$509 million). Combined, these acquisitions will more than replace our expected annual production for 2005 and also provide long-term benefits by adding new core areas with significant development potential in the coming years.

•
2005 capital expenditures outlook increased to $345 million. Development expenditures on existing assets are expected to increased by $45 million, with the acquisitions of TriLoch and Lyco adding an additional $25 million.

•	2005 daily production guidance is increasing to 79,000 BOE/day with a revised 2005 exit rate of 86,000 BOE/day.
•	Debt to trailing funds flow ratio decreased to 0.9x.

SELECTED FINANCIAL RESULTS

Six months ended June 30,	2005	2004
Financial (000’s)
Net Income	$170,192	$93,200
Funds Flow from Operations (1)	308,962	248,949
Cash Distributed (2)	227,071	208,309
Cash Withheld	81,891	40,640
Debt Outstanding	557,807	578,145
Development Capital Spending	137,758	84,840
Acquisitions	5,681	601,653
Divestments	66,535	2,535

Weighted Average Number of Trust Units Outstanding	104,469	94,624
Debt/Trailing 12 Month Funds Flow Ratio (1)	0.9x	1.3x

Financial per Unit
Net Income	1.63	$0.98
Funds Flow from Operations (1)	2.96	2.63
Cash Distributed (2)	2.12	2.10
Cash Withheld	0.76	0.41
Payout Ratio	74%	84%

Six months ended June 30,	2005	2004
Selected Financial Results per BOE
Oil & Gas Sales (3)	$44.53	$39.56
Royalties	(9.08)	(8.10)
Financial Contracts (4)	(3.56)	(2.68)
Operating Costs	(7.41)	(7.16)
General and Administrative (4)	(1.11)	(1.03)
Interest and Foreign Exchange (4)	(0.78)	(0.55)
Taxes	(0.22)	(0.29)
Restoration and Abandonment	(0.24)	(0.24)
Funds Flow from Operations (1)	$22.13	$19.51
Average Daily Production
Natural gas (Mcf/day)	274,780	256,871
Crude oil (bbls/day)	26,768	22,815
NGLs (bbls/day)	4,586	4,495
Total (BOE/day) (6:1)	77,151	70,122
% Natural gas	59%	61%
Net Wells Drilled	183	149
Success Rate	100%	99%

Average Selling Price (3)
Natural gas (per Mcf)	$6.96	$6.65
Crude oil (per bbl)	$49.17	$39.88
NGLs (per bbl)	$44.89	$33.03
US$ exchange rate	0.81	0.75
(1) See the definition of funds flow in Management’s Discussion and Analysis
(2) Calculated based on distributions paid or payable each month relating to the period
(3) Including oil and gas transportation costs and before financial contracts
(4) Non-cash amounts have been excluded

2005 Cash Distributions per Trust Unit

Production Month	Payment Month	CDN$	US$
First Quarter Total		$1.05	$0.85
April	June	$0.35	$0.28
May	July	0.35	0.28
June	August	0.37	0.30*
Second Quarter Total		$1.07	$0.86
Total Year-To-Date		$2.12	$1.71
* Calculated using an exchange rate of 1.22

OPERATION’S OVERVIEW

Through the second quarter of 2005, operations are on track to meet or exceed our expectations due to better than expected base production performance. Daily production volumes averaged 75,502 BOE in the second quarter of 2005 and 77,151 BOE/day for the first six months, ahead of our full year estimate of 75,500 BOE/day. Several waterflood and shallow gas properties continued to outperform our expectations in the second quarter which has helped offset the loss of production resulting from our divestment activities in the first quarter.

Capital spending on development activities for the second quarter was $68.5 million and $137.8 million year-to-date. Acceleration of our drilling programs in May helped offset delays due to heavy rains in Alberta during June.

We expect to exceed our previous production estimates in the second half of the year as an expanded base capital program of approximately $45 million should increase our annual average production volumes and year-end exit rates. This increase is driven by an ample opportunity set and strong commodity prices. In addition, the recent acquisition of TriLoch Resources Inc. and the anticipated acquisition of Lyco Energy Corporation are expected to further increase capital spending and production. In aggregate, we expect 2005 annual production will average approximately 79,000 BOE/day with an exit rate of approximately 86,000 BOE/day inclusive of all acquisition activity and development capital spending of $345 million.

We expect a significant increase in our capital program in the second half of the year to over $100 million per quarter. Our expected base development capital increase of $45 million is driven by rising industry costs and the additional development of infrastructure projects which will add limited current year production but are expected to position us to add lower cost production in future years. These infrastructure projects include additional investment in Joslyn SAGD, Bantry North and other areas. We also expect to spend $5 million on the TriLoch assets and $20 million on our anticipated Lyco assets through year-end. With the increase in capital spending occurring in the latter part of 2005, we anticipate a more substantial impact on our 2005 exit rate and 2006 production levels. Currently we expect approximately 1,200 BOE/day of additional production in early 2006 that is not captured in our anticipated 2005 exit rate.

Capital Expenditures Update

Previous 2005 Capital Expenditure Guidance	$275 million
Increased Spending on Existing Properties	$45 million
Capital Spending on Acquired Properties:
TriLoch	$5 million
Lyco	$20 million
Revised 2005 Capital Expenditure Guidance	$345 million

Operating costs are averaging $7.41/BOE on a year-to-date basis and were $7.86/BOE for the second quarter. Second quarter costs were higher than the first quarter, as expected, due to planned turnaround and maintenance activities. We continue to target full year operating costs of $7.45/BOE, however we do expect a modest improvement given the lower operating costs associated with our acquisitions.

Drilling Activity

Enerplus participated in the drilling of 161 gross (87.2 net) wells in the second quarter of 2005 extending the 100% success rate achieved in the first quarter. Our activities were focused in Alberta on shallow gas drilling at Hanna and waterflood development at Joarcam.

Q2 2005 Drilling Activity	Crude Oil		Natural Gas		Service		Dry & Abandoned		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Operated Wells	9.0	8.3	65.0	60.3	0.0	0.0	0	0.0	74.0	68.6
Non-operated Wells	25.0	2.6	60.0	15.6	2.0	0.4	0	0.0	87.0	18.6
Total Wells Drilled	34.0	10.9	125.0	75.9	2.0	0.4	0	0.0	161.0	87.2
Year- to-Date Total	77.0	26.7	281.0	154.1	4.0	2.0	0	0.0	362.0	182.8

Year-to-Date Success Rate - 100%

Shallow Gas Development

We continue to pursue an active development program on our shallow natural gas properties in southern Alberta and Saskatchewan. We are on track to drill over 400 gross (225.0 net) shallow natural gas wells in 2005. In the second quarter, approximately $17 million was invested in shallow gas development. At Hanna, 60 gross wells (56.0 net) of a 77 well program were drilled in the Second White Specks formation. This drilling program is expected to be completed and tied in by September despite excessive rain delays in June. Significant development is also planned for Shackleton, Princess, Verger and Medicine Hat for the remainder of the year. We anticipate our shallow gas program will add approximately 16 MMcf/day net to the Fund in 2005 for total annual expenditures of $62 million.

Waterflood Development

Waterflood development continues to remain a key focus area, particularly with the current strong oil price environment. We invested approximately $15 million on waterflood development in the second quarter of 2005. Significant development occurred at Joarcam, where we drilled 8 oil wells (100% working interest) in an extension play of the Viking formation. During the course of 2005, we plan to drill up to 20 wells at Joarcam along with waterflood optimization and facility upgrades to add approximately 600 BOE/day of incremental production. Additional development activities for the remainder of the year include drilling, optimization and facility upgrades at Silver Heights, Virden, Medicine Hat and Pembina. Our anticipated investment for 2005 is now $64 million with 2,000 BOE/day of expected additional production. This activity also has the potential to establish additional development prospects for 2006 and beyond.

Joint Venture Deep Gas

We continue to participate in deep gas drilling opportunities with experienced industry partners. During the second quarter of 2005, we invested approximately $6 million in joint venture gas projects in the Deep Basin and Foothills areas of western Alberta and northeastern British Columbia. These projects included participating in the drilling of 6 gross wells (0.6 net) as well as infrastructure investments. We expect to participate in approximately 85 gross wells

(6.0 net) in 2005 and anticipate production from this drilling will come on stream later this year and in early 2006. Total investment is expected to be $31 million with 1,500 BOE/day of anticipated incremental production.

Coalbed Methane

During the second quarter, over $6 million was invested on coalbed methane (“CBM”) development, predominately in the Horseshoe Canyon coal formation of Alberta. At Trochu, we completed 9 gross wells (7.0 net) with production on stream in July. Additional completions are planned at Trochu for later in the year. At Joffre, we participated in the drilling of 5 gross wells (2.5 net) in the second quarter with more planned in the third quarter. At Bashaw, 8 gross wells (6.0 net) were completed in the second quarter and came on stream in July. Up to 40 gross wells (30.0 net) are planned for Bashaw in the second half of 2005. We are on track to participate in over 130 gross wells (75.0 net) in 2005. Initial production volumes in excess of 8.5 MMcf/day are expected from this drilling activity. We continue to implement pilot programs in several other areas that if successful, will lead to further development activities in 2006. Total investment in 2005 in CBM has increased by $3 million to $30 million.

Other Conventional Development

Development activity continues to take place at Bantry North, a property acquired via the ChevronTexaco Corporation (“ChevronTexaco”) asset acquisition. We invested approximately $3 million in the second quarter to initiate the tie-in of 5 new oil wells (100% interest) and begin construction of a significant new production handling facility. The facility is required to handle incremental production from existing and new wells drilled in the Sunburst formation. We plan to drill 4 additional oil wells (100% working interest) in the fourth quarter with more locations tentatively planned for 2006. Once the facility expansion is complete, the new wells are tied in and a third party sour gas plant is constructed in late 2005, we anticipate approximately 2,000 BOE/day of new production to be on stream. Total investment for this project in 2005 of $26 million includes $14 million for a new battery that will support up to 15 additional wells in 2006 and 2007.

During the second quarter, we also invested approximately $12 million on various other conventional oil and gas drilling and development activities throughout the Western Canadian Sedimentary Basin. A key project in this area is our southeast Saskatchewan oil infill drilling, which if successful, could identify significant additional drilling in 2006. Total expected spending in 2005 for other conventional development is $100 million with 6,600 BOE/day of expected initial production.

Lyco Acquisition Development Outlook

There are currently 3 rigs in Montana completing three gross wells per month (1.6 net). We anticipate keeping these rigs active post-closing and spending $20 million for the remainder of the year resulting in 1,500 BOE/day of expected initial production. We are also considering adding another rig in the fourth quarter to evaluate the North Dakota lands that could further increase capital investments related to the Lyco assets in 2005.

SAGD Development

Development of the 10,000 bbl/day (1,600 bbl/day net) Phase II SAGD oil sands project at Joslyn continues on schedule with engineering, procurement, drilling and construction proceeding as planned. Second quarter capital expenditures totaled approximately $9.6 million.

Deer Creek Energy Limited (“Deer Creek”), the operator of the Joslyn SAGD project, and Ensign Energy Services Inc., an international oilfield services contractor, announced the mobilization of Ensign Rig No. 118, the first innovative, specifically designed slant automated drilling rig ("ADR") for steam assisted gravity drainage ("SAGD") applications. This rig will be used to drill the initial 17 well pairs required for the Phase II SAGD project. Drilling on the first well commenced June 8, 2005. Completion of 15 of the 17 well pairs is expected by December 2005 with initial steam injection planned for early 2006.

Deer Creek Energy Limited and Enerplus also announced their intention to construct, own and operate the Joslyn Sales Lines pipeline project through a newly formed subsidiary, Deer Creek Pipelines Limited (“DCPL”), of which Enerplus owns 16%. The Joslyn Sales Lines will be approximately 62 km in length and have a capacity of 40,000 bbl/day of bitumen production and associated diluent, providing transportation for all four phases of the Joslyn SAGD development from the Joslyn lease to the Athabasca Terminal, north of Fort McMurray. Construction is expected to begin in the third quarter of 2005 with initial pipeline operations scheduled for early 2006 concurrent with the Phase II SAGD project. The estimated cost of the pipeline is approximately $37 million ($5.9 million net). Total expenditures on the Joslyn lease in 2005 are expected to be $38 million with minimal current year production.

Subsequent to the end of the second quarter, we jointly purchased with Deer Creek 4.5 sections of land adjacent to our existing Joslyn lease acreage which adds 482 million gross barrels of bitumen resource potential per a Norwest Corporation assessment. Our net interest in the purchase was 16% for $112,000.

Additionally, on August 2, 2005 Deer Creek announced they have entered into an agreement pursuant to which a wholly-owned subsidiary of Total S.A. (“Total”) will make an offer to acquire all of the outstanding common shares of Deer Creek. This acquisition will not impact our existing 16% working interest in the Joslyn lease or interests in the newly acquired land. Total is a major international oil and gas company with significant experience in the extraction and refining of heavy oil inclusive of existing steam assisted gravity drainage (“SAGD”) operations in Alberta. We believe the participation of Total in the Joslyn project will enhance the continued development of this resource.

Acquisitions and Divestments

TriLoch Resources Inc.

On May 17, 2005, we announced our intention to acquire TriLoch Resources Inc. pursuant to a Plan of Arrangement. This acquisition closed on July 1st, and has added 1,550 BOE/day of daily production, weighted 68% to natural gas, and 5.6 million BOE of proved plus probable reserves. The reserve life index of these assets based upon current production is 9.9 years on a proved plus probable basis and 6.8 years on a proved basis. The total cost of the acquisition was $73.4 million, including the assumption of $5.2 million in debt, and was funded through the issuance of Enerplus trust units.

The properties are concentrated in the Enchant area of southern Alberta and complement our existing asset base and expertise in waterflood development. Our plans for development include additional reserve and production upside from the initiation of a waterflood project as well as shallow gas drilling.

Lyco Energy Corporation

On July 18th, we announced our single largest transaction to date and our first acquisition outside of Canada. We have entered into an agreement to purchase Lyco Energy Corporation, a private oil and natural gas producer operating in Montana and North Dakota, for total consideration of approximately US$421 million (approximately CDN$509 million), including deal costs, assumed debt and working capital of US$34 million (approximately CDN$41 million). The acquisition adds approximately 22 million BOE of proved reserves and 31 million BOE of proved plus probable reserves with a 12.1 and 8.8 year reserve life index, respectively. Current production is approximately 7,000 BOE/day.

We anticipate the acquisition will be approximately 3% accretive to the Fund’s overall cash flow per trust unit for the remainder of 2005 and is expected to provide accretion through 2010 on a post-financing basis. The transaction is expected to close on or about August 30, 2005 subject to Lyco shareholder approvals and other standard conditions. The directors, management and certain other shareholders of Lyco representing approximately 90% of the outstanding shares have irrevocably committed to vote in favour of the transaction. Concurrent with the acquisition, we entered into an agreement to sell, to a syndicate of Canadian underwriters, approximately 10.6 million subscription receipts, including the exercise of underwriters options, to raise gross proceeds of CDN$492 million on a bought deal basis. The subscription receipts will be exchangeable into Enerplus trust units on a one-for-one basis upon closing of the Lyco acquisition.

We continue to evaluate strategic acquisition opportunities where we see potential to add value through low risk development within both the Canadian and U.S. conventional oil and gas markets, as well as other energy-related opportunities.

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

The following discussion and analysis of financial results is dated August 3, 2005 and is to be read in conjunction with:

•	the MD&A and audited consolidated financial statements as at and for the years ended December 31, 2004 and 2003; and
•	the unaudited interim consolidated financial statements as at June 30, 2005 and for the three and six months ended June 30, 2005 and 2004.

All amounts are stated in Canadian dollars unless otherwise specified. All note references relate to the notes included with the consolidated financial statements. In accordance with Canadian practice, production volumes, reserve volumes and revenues are reported on a gross basis, before deduction of Crown and other royalties, unless otherwise stated. Where applicable, natural gas has been converted to barrels of oil equivalent (“BOE”) based on 6 Mcf:1 BOE. The BOE rate is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead. Use of BOE in isolation may be misleading.

Throughout the MD&A, we use the terms funds flow from operations (“funds flow”) and cash available for distribution. These terms as presented do not have any standardized meaning as prescribed by Canadian generally accepted accounting principles (“GAAP”), and therefore they may not be comparable with the calculation of similar measures for other entities. Funds flow as presented is not intended to represent operating cash flows or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP. Funds flow is used by management to analyze operating performance, leverage and liquidity. All references to funds flow throughout this report are based on cash flow from operating activities before changes in non-cash working capital. Cash available for distribution is calculated using funds flow less cash withheld for acquisitions, capital expenditures and debt repayment.

OVERVIEW

Production for the second quarter of 2005 was impacted by planned maintenance and the first quarter divestment package, however successful development activities and recent acquisitions have enabled Enerplus to increase its annual production estimate for 2005. For the three and six months ended June 30, 2005 funds flow was up 22% and 24%, respectively, compared to the same periods in 2004 due to increased production and continued strong commodity prices.

Enerplus acquired TriLoch Resources Inc. (“TriLoch”) on July 1, 2005 and entered into a merger agreement to acquire Lyco Energy Corporation (“Lyco”) on July 18, 2005. We anticipate the Lyco acquisition will close on or about August 30, 2005 as approximately 90% of Lyco shareholders have irrevocably agreed to support the transaction. As a result we have adjusted our forward guidance to include both acquisitions. Refer to the subsequent events Note 7 for further details.

RESULTS OF OPERATIONS

Production

Production averaged 75,502 BOE/day during the second quarter of 2005, a decrease of 4% from 78,813 BOE/day during the first quarter of 2005. The majority of this decrease was due to the first quarter disposition of approximately 2,200 BOE/day and downtime resulting from scheduled facility maintenance during the second quarter.

For the three and six months ended June 30, 2005 production was 10% higher than the comparable periods in 2004. This increased production was primarily due to additional volumes resulting from the ChevronTexaco Corporation (“ChevronTexaco”) asset acquisition that closed on June 30, 2004 and our development spending, offset by the disposition package in the first quarter of 2005.

Our average production during the second quarter was weighted 59% natural gas and 41% crude oil and natural gas liquids on a BOE basis. Average production volumes for the three and six months ended June 30, 2005 and 2004 are outlined below:

	Three months ended June 30,		%	Six months ended June 30,		%
	2005	2004	Change	2005	2004	Change
Daily Production Volumes
Natural gas (Mcf/day)	269,159	251,647	7%	274,780	256,871	7%
Crude oil (bbls/day)	26,093	22,382	17%	26,768	22,815	17%
Natural gas liquids (bbls/day)	4,549	4,367	4%	4,586	4,495	2%
Total daily sales (BOE/day)	75,502	68,690	10%	77,151	70,122	10%

We expect increased production volumes during the remainder of the year due to the acquisition of TriLoch, the anticipated acquisition of Lyco and our expanded capital program. We anticipate production will average approximately 79,000 BOE/day during 2005 up from our previous guidance of 75,500 BOE/day. We expect to exit 2005 with production of approximately 86,000 BOE/day.

Pricing

Our earnings, funds flow and financial condition are dependent on the prices received for our natural gas and crude oil production. Natural gas and crude oil prices have fluctuated widely during recent years.

The following table compares the Fund’s average selling prices for the three and six months ended June 30, 2005 and 2004. It also compares the benchmark price indices for the same periods.

	Three months ended June 30,		%	Six months ended June 30,		%
Average Selling Price(1)	2005	2004	Change	2005	2004	Change
Natural gas (per Mcf)	$7.36	$7.22	2%	$6.96	$6.65	5%
Crude oil (per bbl)	$50.80	$41.83	21%	$49.17	$39.88	23%
Natural gas liquids (per bbl)	$45.98	$36.52	26%	$44.89	$33.03	36%
Per BOE	$46.57	$42.49	10%	$44.53	$39.56	13%
(1)  Net of oil and gas transportation costs, but before the effects of commodity derivative instruments

	Three months ended June 30,		%	Six months ended June 30,		%
Average Benchmark Pricing	2005	2004	Change	2005	2004	Change
AECO (30 day) natural gas (per Mcf)	$7.38	$6.81	8%	$7.03	$6.71	5%
NYMEX natural gas (US$ per Mcf)	$6.80	$5.97	14%	$6.56	$5.83	13%
NYMEX natural gas (CDN$ per Mcf)	$8.50	$8.07	5%	$8.10	$7.77	4%
WTI crude oil (US$ per bbl)	$53.17	$38.32	39%	$51.51	$36.73	40%
WTI crude oil (CDN$ per bbl)	$66.46	$51.78	28%	$63.59	$48.97	30%
CDN$/US$ exchange rate	0.80	0.74	8%	0.81	0.75	8%

We realized an average price for our natural gas of $7.36/Mcf (net of transportation) during the three months ended June 30, 2005, an increase of 2% from $7.22/Mcf for the same period in 2004. In comparison, the AECO monthly index price for natural gas increased 8% and the NYMEX price, after adjusting for the change in the US$ exchange rate, increased 5% for the same period. For the six months ended June 30, 2005 our realized price for natural gas increased 5% compared to the same period in 2004. This was comparable to the increase in the natural gas benchmarks for the same period.

The average price we received for our crude oil during the three months ended June 30, 2005 increased 21% to $50.80/bbl (net of transportation) from $41.83/bbl during the same period of 2004. In comparison, the West Texas Intermediate (“WTI”) crude oil benchmark price, after adjusting for the change in the U.S. dollar exchange rate, increased 28% over the corresponding period of 2004. For the six months ended June 30, 2005 our realized crude oil price increased 23% compared to a 30% increase in the benchmark pricing over the same period. In both cases our average crude oil price did not increase to the extent of the underlying WTI because the price received for our heavy crude oil was adversely affected by the increase in the price differential applied to heavier crude.

The Canadian dollar strengthened 8% for both the three and six months ended June 30, 2005 compared to the same period in 2004. As most of our crude oil and a portion of our natural gas are priced in reference to U.S. dollar denominated benchmarks, the strengthening Canadian dollar reduced the prices that we would have otherwise realized.

Price Risk Management

Our commodity price risk management program is designed to provide price protection on a portion of our future production. The program helps to preserve the strength of our balance sheet and realize positive economic returns from our capital development and acquisition activities.

Our commodity price risk management program incurred cash costs of $29.4 million during the three months ended June 30, 2005 compared to $20.3 million during the corresponding period of 2004. The increase in cash costs during 2005 compared to 2004 was primarily due to our three-way crude oil contracts. Continued record high oil prices exceeded our calls, the majority of which were put in place in 2003 and priced at approximately US$30/bbl. The majority of these calls will expire by December 31, 2005. We also incurred cash costs on our natural gas contracts, as gas prices fluctuated periodically outside the price range of some of our derivative instruments.

Risk Management Cash Costs
Three months ended June 30,
($ millions, except per unit amounts)	2005		2004
Crude oil	$22.5	$9.48/bbl	$15.0	$7.36/bbl
Natural gas	6.9	0.28/Mcf	5.3	0.23/Mcf
Net hedging cost	$29.4	$4.28/BOE	$20.3	$3.25/BOE
Risk Management Cash Costs

Six months ended June 30,
($ millions, except per unit amounts)	2005		2004
Crude oil	$41.4	$8.54/bbl	$24.6	$5.92/bbl
Natural gas	8.3	0.17/Mcf	9.7	0.21/Mcf
Net hedging cost	$49.7	$3.56/BOE	$34.3	$2.68/BOE

We have adjusted our risk management strategies in response to the increasing price environment and our experience to date. We are utilizing put protection or put spread protection and incurring the upfront costs associated with these contracts. To offset some of these costs, we have sold calls (upside price participation) for shorter durations closer to the exercise period. At the current time we do not have any CDN$/US$ exchange rate hedges associated with our revenues.

The following table summarizes the effects that our financial contracts have had on income for the three and six months ended June 30, 2005 and 2004.

Commodity Derivative Instruments	2005		2004
Three months ended June 30,	($ Millions)	(Per BOE)	($ Millions)	(Per BOE)
Financial contracts not qualifying for hedge accounting:
Change in fair value - other financial contracts	$(23.6)	$(3.43)	$23.4	$3.74
Amortization of deferred financial assets	1.0	0.15	5.4	0.86
Cash costs of financial contracts	25.0	3.64	15.5	2.48
	$2.4	$0.36	$44.3	$7.08
Financial contracts qualifying for hedge accounting:
Cash costs of financial contracts	4.4	0.64	4.8	0.77
Total costs of financial contracts	$6.8	$1.00	$49.1	$7.85

Commodity Derivative Instruments	2005		2004
Six months ended June 30,	($ Millions)	(Per BOE)	($ Millions)	(Per BOE)
Financial contracts not qualifying for hedge accounting:
Change in fair value - other financial contracts	$7.7	$0.55	$44.7	$3.50
Amortization of deferred financial assets	2.0	0.14	10.8	0.85
Cash costs of financial contracts	42.4	3.04	25.2	1.97
	$52.1	$3.73	$80.7	$6.32
Financial contracts qualifying for hedge accounting:
Cash costs of financial contracts	7.3	0.52	9.1	0.71
Total cost of financial contracts	$59.4	$4.25	$89.8	$7.03

The unrealized gain on our financial contracts of $23.6 million for the three months ended June 30, 2005 represents the change in fair value of financial contracts not qualifying for hedge accounting. Similarly the unrealized loss of $7.7 million for the six months ended June 30, 2005 represents the change in fair value from December 31, 2004 to June 30, 2005. As the forward markets for natural gas and crude oil fluctuate, and existing contracts are realized, changes in fair value are reflected as a non-cash charge or non-cash increase to earnings.

The amortization of deferred financial assets is a result of our adopting the accounting rules for hedging relationships. On January 1, 2004, we recorded a deferred financial asset representing the fair value of the financial contracts that ceased to qualify for hedge accounting. The asset has been included in deferred charges and amortization of this asset was $1.0 million for the three months ended June 30, 2005 and $2.0 million for the six months ended June 30, 2005, leaving an unamortized balance of $1.1 million. Our current commodity risk management positions are fully described in Note 6.

REVENUES

Crude oil and natural gas revenues increased 6% during the second quarter of 2005 compared to the first quarter of 2005, primarily due to increased crude oil prices. Crude oil and natural gas revenues for the three months ended June 30, 2005 were $320.0 million ($327.0 million, net of $7.0 million transportation) compared to $265.6 million ($271.8 million, net of $6.2 million transportation) for the same period in 2004. For the six months ended June 30, 2005 revenues were $621.8 million ($635.9 million, net of $14.1 million transportation) compared to $504.9 million ($517.4, net of $12.5 million transportation) during the same period in 2004.

The increased revenues for the three and six months ended June 30, 2005 of $54.4 million or 20% and $116.9 million or 23%, respectively, are primarily due to higher crude oil and natural gas prices as well as increased production resulting from the ChevronTexaco asset acquisition and our development program.

Analysis of Sales Revenue (1)

($ millions)	Crude Oil	NGLs	Natural Gas	Total
Quarter ended June 30, 2004	$85.2	$14.5	$165.9	$265.6
Price variance(1)	21.3	3.9	3.4	28.6
Volume variance	14.1	0.6	11.1	25.8
Quarter ended June 30, 2005	$120.6	$19.0	$180.4	$320.0

($ millions)	Crude Oil	NGLs	Natural Gas	Total
Year-to-date ended June 30, 2004	$165.6	$27.0	$312.3	$504.9
Price variance(1)	45.0	9.8	15.4	70.2
Volume variance	27.6	0.4	18.7	46.7
Year-to-date ended June 30, 2005	$238.2	$37.2	$346.4	$621.8

(1) Net of oil and gas transportation costs, but before the effects of commodity derivative instruments

ROYALTIES

As a result of increased production and higher commodity prices, royalties paid to various government entities and other land and mineral rights owners increased for the three and six months ended June 30, 2005 compared to the same periods in 2004. Royalties are approximately 20% of oil and gas sales, net of transportation, and are expected to remain at this level for the remainder of 2005.

OPERATING EXPENSES

Operating expenses for the second quarter of 2005 were $7.86/BOE or 13% higher compared to the first quarter of 2005. As expected, second quarter production was constrained by scheduled facility maintenance as well as incremental expenditures associated with these planned turnaround activities. This resulted in increased operating costs on a BOE basis.

Operating expenses for the three months ended June 30, 2005 were $54.0 million or $7.86/BOE compared to $48.8 million or $7.81/BOE for the second quarter of 2004. For the six months ended June 30, 2005 operating costs were $103.5 million or $7.41/BOE compared to $91.3 million or $7.16/BOE for the same period in 2004. Operating expenses per BOE are comparable year over year as industry activity levels have remained high throughout the periods.

With the acquisition of TriLoch and the anticipated acquisition of Lyco we continue to expect operating costs to average $7.45/BOE during 2005. We may experience a modest improvement in operating costs due to the lower operating costs associated with the Lyco assets.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative (“G&A”) expenses were in line with expectations as costs for the three months ended June 30, 2005 were $9.3 million or $1.36/BOE compared to $6.8 million or $1.09/BOE for the second quarter of 2004. G&A expenses totaled $20.7 million or $1.48/BOE for the six months ended June 30, 2005 compared to $14.0 million or $1.10/BOE for the same period in 2004. Non-cash charges for our trust unit rights incentive plan, based on the excess of the trust unit price over the exercise price of the right, is the main reason for this increase. See Note 5 for a description of our rights plan.

Our cash G&A costs per BOE increased 12% for the quarter and 8% for the six months ending June 30, 2005 compared to the same periods in 2004. This increase was mainly due to compensation and costs associated with increased industry activity and regulations.

With the recent TriLoch acquisition and the anticipated acquisition of Lyco we expect total G&A costs will average approximately $1.65/BOE for 2005. We continue to expect cash G&A costs to remain at our previous guidance of $1.27/BOE however as a result of the strength of our trust unit price we are increasing our non-cash G&A guidance associated with our trust unit rights incentive plan.

The following table summarizes the cash and non-cash expenses recorded in G&A:

General and Administrative Costs	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
($ millions)
Cash	$7.8	$6.3	$15.5	$13.1
Trust unit rights incentive plan (non-cash)	1.5	0.5	5.2	0.9
Total G&A	$9.3	$6.8	$20.7	$14.0
(Per BOE)
Cash	$1.13	$1.01	$1.11	$1.03
Trust unit rights incentive plan (non-cash)	0.23	0.08	0.37	0.07
Total G&A	$1.36	$1.09	$1.48	$1.10

INTEREST EXPENSE

Interest expense in the second quarter of 2005 was comparable to the first quarter of 2005. Interest expense increased to $5.8 million for the second quarter of 2005 from $4.9 million during the same period in 2004. Interest expense increased to $11.7 million for the six months ended June 30, 2005 from $8.8 million during the same period in 2004. The average debt outstanding during 2004 was lower prior to the ChevronTexaco asset acquisition, which closed on the last day of the second quarter in 2004.

At June 30, 2005, approximately 25% of our debt was based on fixed interest rates while 75% was floating.

FOREIGN EXCHANGE

Non-cash gains or losses result from translating our US$54 million senior unsecured notes into Canadian dollars at period end. In addition, we incur minimal cash gains or losses from day-to-day transactions denominated in U.S. dollars. We experienced a foreign exchange loss of $0.9 million during the three months ended June 30, 2005 compared to a loss of $1.6 million for the same period in 2004. We experienced a loss of $1.2 million for the six months ended June 30, 2005 compared to a loss of $2.7 million during the same period of 2004. See Note 4 for details.

CAPITAL EXPENDITURES

We spent $68.5 million and $137.8 million on development drilling and facilities for the three and six months ended June 30, 2005, respectively, compared to $48.2 million and $84.8 million during the same periods in 2004. We achieved a 100% success rate with our drilling program as 87.2 net wells were drilled during the second quarter and 182.8 net wells were drilled year to date for 2005, focusing primarily on shallow gas development, waterflood development and our SAGD development project at Joslyn Creek.

Property acquisitions of $3.8 million and $5.6 million for the three and six months ended June 30, 2005, respectively, were minimal compared to $468.5 million and $469.4 million for the same periods in 2004 which included the ChevronTexaco asset acquisition. Our non-core divestment program raised $4.8 million and $66.5 million for the three and six months ended June 2005, respectively, compared to $1.4 million and $2.5 million for the same periods in 2004.

Total net capital expenditures for 2005 and 2004 are outlined below:

Capital Expenditures ($ millions)	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Development expenditures	$55.9	$38.7	$110.2	$66.0
Plant and facilities	12.6	9.5	27.6	18.8
Sub-total	68.5	48.2	137.8	84.8
Office	1.7	0.3	2.2	0.5
Sub-total	70.2	48.5	140.0	85.3
Acquisitions of oil and gas properties	3.8	468.5	5.6	469.4
Corporate acquisitions	-	-	-	132.2
Dispositions of oil and gas properties	(4.8)	(1.4)	(66.5)	(2.5)
Total Net Capital Expenditures	$69.2	$515.6	$79.1	$684.4

As a result of increased capital spending plans on existing properties, as well as the TriLoch and Lyco properties, we expect our total capital expenditures in 2005 will increase to $345 million from our former guidance of $275 million.

DEPLETION, DEPRECIATION, AMORTIZATION AND ACCRETION (“DDA&A”)

DDA&A of property, plant and equipment is recognized using the unit-of-production method based on proved reserves.

For the three months ended June 30, 2005, DDA&A increased to $12.49/BOE compared to $11.47/BOE during the corresponding period in 2004. For the six months ended June 30, 2005, DDA&A increased to $12.37/BOE compared to $11.36/BOE during the corresponding period in 2004. The increase in the overall DDA&A expense is due to the acquisition of the ChevronTexaco assets, as well as higher production volumes.

No impairment of the Fund’s assets existed at June 30, 2005 using year-end reserves updated for acquisitions, divestitures, production and management’s estimates of future prices.

TAXES

Future income taxes arise from differences between the accounting and tax bases of the operating companies’ assets and liabilities. In our current Canadian structure, payments are made between the operating entities and the Fund, ultimately transferring both income and future income tax liability to our unitholders. Therefore, no cash income taxes have been paid by our operating entities, and as such, the future income tax liability recorded on the balance sheet is recovered through earnings over time.

With the anticipated closing of the Lyco acquisition, we are expecting to incur some ongoing corporate income taxes in the United States and cross-border withholding taxes on funds repatriated into Canada. Taxable income in the United States will be reduced through interest charges and our capital expenditure program.

For the three months ended June 30, 2005 a future income tax recovery of $17.1 million was recorded in income compared to $21.5 million for the same period in 2004. For the six months ended June 30, 2005, a future income tax recovery of $46.7 million was recorded in income compared to $45.2 million for the same period in 2004. Net income of the operating companies and the tax recovery fluctuate based on royalty and interest payments to the Fund. On a year to date basis, the tax recovery in 2005 was higher due to increased net income of the Fund in 2005, offset by the 1% Alberta corporate tax rate reduction in 2004.

SELECTED FINANCIAL RESULTS

	Three months ended June 30,		Six months ended June 30,
Per BOE of production (6:1)	2005	2004	2005	2004
Production per day	75,502	68,690	77,151	70,122
Weighted average sales price (1)	$46.57	$42.49	$44.53	$39.56
ROYALTIES	(9.39)	(8.69)	(9.08)	(8.10)
Financial contracts	(1.00)	(7.85)	(4.25)	(7.03)
Add back: Non-cash financial contracts	(3.28)	4.60	0.69	4.35
Operating costs	(7.86)	(7.81)	(7.41)	(7.16)
General and administrative	(1.36)	(1.09)	(1.48)	(1.10)
Add back: Non-cash G&A expense (trust unit rights)	0.23	0.08	0.37	0.07
Interest expense, net of interest and other income	(0.83)	(0.73)	(0.77)	(0.55)
FOREIGN EXCHANGE LOSS	(0.14)	(0.26)	(0.09)	(0.21)
Add back: Non-cash foreign exchange loss	0.13	0.26	0.08	0.21
Capital taxes	(0.27)	(0.35)	(0.22)	(0.29)
Restoration and abandonment cash costs	(0.21)	(0.22)	(0.24)	(0.24)
Funds flow from operations	22.59	20.43	22.13	19.51
RESTORATION AND ABANDONMENT CASH COSTS	0.21	0.22	0.24	0.24
Non-cash items:
Depletion, depreciation, amortization and accretion	(12.49)	(11.47)	(12.37)	(11.36)
Financial contracts	3.28	(4.60)	(0.69)	(4.35)
G&A expense (trust unit rights)	(0.23)	(0.08)	(0.37)	(0.07)
Foreign exchange	(0.13)	(0.26)	(0.08)	(0.21)
Future income tax recovery	2.49	3.44	3.33	3.54
Total net income per BOE	$15.72	$7.68	$12.19	$7.30
(1) Net of oil and gas transportation costs, but before the effects of commodity derivative instruments

FUNDS FLOW FROM OPERATIONS AND NET INCOME

Funds flow from operations for the second quarter of 2005 was comparable with the first quarter of 2005. For the three months ended June 30, 2005, funds flow from operations was $155.2 million or $1.48 per trust unit compared to $127.7 million or $1.35 per trust unit for the same period in 2004. For the six months ended June 30, 2005, funds flow from operations was $309.0 million or $2.96 per trust unit compared to $248.9 million or $2.63 per trust unit for the same period in 2004. Funds flow from operations increased as a result of higher production and commodity prices during the first half of 2005, offset in part by the cash losses from our price risk management program and higher operating costs.

Net income for the second quarter of 2005 was $108.0 million or $1.03 per trust unit compared to $48.0 million or $0.51 per trust unit for the second quarter of 2004. Net income for the six months ended June 30, 2005 was $170.2 million or $1.63 per trust unit compared to $93.2 million or $0.98 per trust unit for the same period in 2004. The increase during 2005 compared to 2004 is mainly from higher production and commodity prices as well as favourable changes in the fair values of financial contracts over the periods.

CASH AVAILABLE FOR DISTRIBUTION

We monitor the distribution payout with respect to forecasted funds flows, debt levels and spending plans. The level of cash retained typically varies between 10% and 30% of annual funds flow, however we are prepared to adjust the payout levels in an effort to balance the investor’s desire for distributions with the Fund’s requirement to maintain a prudent capital structure. Our payout ratio for the three and six months ended June 30, 2005 was 76% and 74%, respectively, compared to a payout ratio of 85% and 84% for the same periods in 2004.

The monthly cash distribution will increase to $0.37 per trust unit from $0.35 for the distribution payable on August 20, 2005, to all unitholders of record on August 10, 2005. The ex-distribution date for this payment is August 8, 2005.

In computing our pay-out ratio for the three and six months ended June 30, 2005, we have assumed that the subscription receipts associated with the Lyco acquisition, including the exercise of all underwriters options, will be eligible for the August 20, 2005 payment (representing the June 2005 production period). See Note 7 for further details.

We expect to maintain our payout ratio between 70% and 90% after the TriLoch and Lyco acquisitions.

The following table reconciles Enerplus’ funds flow from operations with the cash available for distribution to unitholders.

Reconciliation of Cash Available for Distribution	Three months ended June 30,		Six months ended June 30,
($ millions except per trust unit amounts)	2005	2004	2005	2004
Funds flow from operations	$155.2	$127.7	$309.0	$248.9
Cash withheld for acquisitions, capital expenditures and debt repayment	(38.0)	(18.8)	(81.9)	(40.6)
Cash available for distribution *	$117.2	$108.9	$227.1	$208.3
Cash available for distribution per trust unit	$1.07	$1.05	$2.12	$2.10
Payout ratio	76%	85%	74%	84%
* Cash available for distribution will differ from Cash Distributions to Unitholders on the Consolidated Statements of Cash Flows due to the timing of distribution declaration and actual payments.

QUARTERLY FINANCIAL INFORMATION

Generally, oil and gas sales have increased due to higher prices and production both through acquisitions and capital development during the last two years, offset by an increased Canadian/U.S. dollar exchange rate. Net income has been affected by the fluctuations in oil and gas sales, the increase in risk management costs, the fluctuating Canadian dollar, increasing operating costs and changes to accounting policies adopted during 2003 and 2004. Changes in the fair values of our financial contracts continue to cause net income to fluctuate between quarters.

Quarterly information is summarized in the following table:

			Net income per trust unit
Quarterly Financial Information ($ millions, except per trust unit amounts)	Oil and Gas Sales(1)	Net Income	Basic	Diluted
2005
Second quarter	$320.0	$108.0	$1.03	$1.03
First quarter	$301.8	$62.2	$0.60	$0.59
2004
Fourth quarter	$317.5	$114.5	$1.10	$1.10
Third quarter	302.2	50.6	0.49	0.49
Second quarter	265.6	48.0	0.51	0.51
First quarter	239.3	45.2	0.48	0.48
Total	$1,124.6	$258.3	$2.60	$2.60
2003 (Restated) (2)
Fourth quarter	$201.5	$40.6	$0.45	$0.45
Third quarter	219.7	59.2	0.67	0.67
Second quarter	233.5	53.4	0.64	0.64
First quarter	281.1	94.8	1.14	1.14
Total	$935.8	$248.0	$2.88	$2.87
(1) Net of oil and gas transportation costs, but before the effects of commodity derivative instruments
(2) Restated to reflect the adoption of new accounting policies

LIQUIDITY AND CAPITAL RESOURCES

Long-term debt at June 30, 2005 was $557.8 million, a decrease of $27.2 million from December 31, 2004. The decrease in debt is the result of increased funds flow retained from operations as well as proceeds from the disposition of non-core properties.

Long-term debt at June 30, 2005 is comprised of $223.3 million of bank indebtedness along with $66.2 million and $268.3 million of Canadian dollar equivalent debt related to the US$54 million and US$175 million senior unsecured notes, respectively.

Working capital, excluding deferred credits, did not significantly change at June 30, 2005 compared to June 30, 2004. The fair value of instruments that do not qualify as hedges have been recorded as deferred credits and included in current liabilities on the balance sheet. These costs will fluctuate depending on the commodity prices at the time of settlement and will be paid with future production that is not yet reflected in the financial statements. Therefore, in the context of liquidity, deferred credits have been excluded from working capital.

We continue to maintain a conservative balance sheet as demonstrated below:

Financial Leverage and Coverage	June 30, 2005		December 31, 2004
Long-term debt to funds flow	0.9	x	1.1	x
Funds flow to interest expense	25.4	x	26.0	x
Long-term debt to long-term debt plus equity	22%		23%
Funds flow and interest expense are 12-months trailing.

Enerplus has an $850 million bank credit facility (the “Bank Credit Facility”) through its wholly-owned subsidiary EnerMark Inc. The Bank Credit Facility is an unsecured, covenant-based, three-year committed credit agreement with nine North American banks. We have the ability to extend the facility each year or repay the entire balance at the end of the three-year term. As at June 30, 2005, we had $626.7 million of available borrowing capacity under this facility. This bank debt carries floating interest rates that are expected to range between 65 and 87.5 basis points over Bankers Acceptance rates, depending on Enerplus’ ratio of senior debt to earnings before interest, taxes and non-cash items.

Payments with respect to the bank facilities, senior unsecured notes and other third party debt have priority over claims of and future distributions to the unitholders. Unitholders have no direct liability should funds flow be insufficient to repay this indebtedness.

Most of Enerplus’ capital budget for 2005 is discretionary and can be revised downward in the event of a significant commodity price downturn or similar economic event.

The TriLoch acquisition was accomplished by issuing trust units in exchange for shares of TriLoch which reduced the impact on our debt levels. We anticipate that the majority of the Lyco acquisition will be funded with the proceeds from our recently announced subscription receipts equity offering and approximately $42 million of debt, assuming the full exercise of all underwriter options in the offering.

COMMITMENTS

There were no material changes to our commitments at June 30, 2005 compared to December 31, 2004.

TRUST UNIT INFORMATION

We had 104,772,000 trust units outstanding at June 30, 2005 compared to 103,723,000 trust units at June 30, 2004 and 104,124,000 at December 31, 2004. The weighted average basic number of trust units outstanding for the six months ended June 30, 2005 was 104,469,000 (2004 - 94,624,000).

For three months ended June 30, 2005, 186,000 trust units (2004 - 236,000) were issued pursuant to the Trust Unit Monthly Distribution Reinvestment and Unit Purchase Plan (“DRIP”) and the trust unit rights plan. This resulted in $6.6 million (2004 - $6.8 million) of additional equity to the Fund. For the six months ended June 30, 2005, 648,000 trust units ($21.2 million additional equity) were issued pursuant to DRIP and the trust unit options and rights plans compared to 574,000 trust units ($16.1 million additional equity) during the same period in 2004. For further details see Note 5.

On July 1, 2005 the Fund acquired all of the issued and outstanding shares of TriLoch in exchange for 1,632,516 trust units.

On July 20, 2005, the Fund announced an equity offering for 7,600,000 subscription receipts at $46.25 per receipt. It is expected the underwriters of the offering will exercise their option to purchase an additional 3,037,500 subscription receipts, for a total offering of 10,637,500 subscription receipts and net proceeds of $467.4 million ($333.9 million without the underwriter’s options). The offering is contingent on the Lyco acquisition closing on or before October 31, 2005. If the acquisition and equity offering close as expected, approximately 117,000,000 trust units will be outstanding.

CANADIAN AND U.S. TAXPAYERS

Enerplus estimates that approximately 95% to 100% of cash distributions paid to Canadian and U.S. unitholders in 2005 will be taxable. Any non-taxable amounts will be treated as a tax deferred return of capital. Actual taxable amounts may vary depending on actual distributions that are dependent upon production, commodity prices and funds flow experienced throughout the year. The TriLoch acquisition and the anticipated Lyco acquisition are not expected to change our estimates of distribution taxability.

For U.S. taxpayers the taxable portion of the cash distribution is considered to be a dividend for U.S. tax purposes. For most U.S. taxpayers this should be a “Qualified Dividend” eligible for the reduced tax rate.

As at July 22, 2005 Enerplus estimated its non-resident ownership to be approximately 73%.

ADDITIONAL INFORMATION

Additional information relating to Enerplus Resources Fund, including the Fund’s Annual Information Form, is available under the Fund’s profile on the SEDAR website at www.sedar.com and at www.enerplus.com.

FORWARD-LOOKING STATEMENTS

This discussion and analysis contains forward-looking statements relating to future events or future performance. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “plans”, “anticipates” and similar expressions. These statements represent management’s expectations or beliefs concerning, among other things, future operating results and various components thereof affecting the economic performance of Enerplus. Undue reliance should not be placed on these forward-looking statements which are based upon management’s assumptions and are subject to known and unknown risks and uncertainties, including the business risks discussed above, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

ENERPLUS RESOURCES FUND
CONSOLIDATED BALANCE SHEETS

(CDN$ thousands) (Unaudited)	June 30, 2005	December 31, 2004
ASSETS
Current assets
Accounts receivable	$121,424	$107,996
Other current	28,789	9,602
	150,213	117,598
Property, plant and equipment (Note 3)	2,932,358	3,029,007
Goodwill	29,082	29,082
Deferred charges (Note 2)	2,950	5,061
	$3,114,603	$3,180,748
LIABILITIES
Current liabilities
Accounts payable	$208,911	$179,568
Distributions payable to unitholders	37,249	36,443
Deferred credits (Note 2)	50,005	42,303
	296,165	258,314
Long-term debt	557,807	584,991
Future income taxes	188,865	235,551
Asset retirement obligations	99,495	105,978
	846,167	926,520
EQUITY
Unitholders’ capital (Note 5)	2,857,664	2,831,277
Accumulated income	1,146,329	976,137
Accumulated cash distributions	(2,031,722)	(1,811,500)
	1,972,271	1,995,914
	$3,114,603	$3,180,748

ENERPLUS RESOURCES FUND
CONSOLIDATED STATEMENTS OF INCOME

(CDN$ thousands except per unit amounts) (Unaudited)	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
REVENUES
Oil and gas sales	$326,974	$271,828	$635,934	$517,423
Royalties	(64,557)	(54,323)	(126,825)	(103,311)
Derivative instruments (Note 6)
Financial contracts - qualified hedges (Note 2)	(4,403)	(4,839)	(7,295)	(9,127)
Other financial contracts (Note 2)	(2,451)	(44,237)	(52,100)	(80,657)
Interest and other income	124	268	932	1,843
	255,687	168,697	450,646	326,171
EXPENSES
Operating	54,035	48,803	103,512	91,338
General and administrative (Note 5)	9,346	6,840	20,675	13,978
Transportation	6,978	6,233	14,137	12,532
Interest on long-term debt	5,804	4,857	11,725	8,816
Foreign exchange loss (Note 4)	928	1,602	1,241	2,661
Depletion, depreciation, amortization and accretion	85,795	71,689	172,758	145,062
	162,886	140,024	324,048	274,387
Income before taxes	92,801	28,673	126,598	51,784
Capital taxes	1,851	2,178	3,092	3,785
Future income tax recovery	(17,050)	(21,539)	(46,686)	(45,201)
NET INCOME	$108,000	$48,034	$170,192	$93,200
Net income per trust unit
Basic	$1.03	$0.51	$1.63	$0.98
Diluted	$1.03	$0.51	$1.63	$0.98
Weighted average number of trust units outstanding (thousands)
Basic	104,669	94,757	104,469	94,624
Diluted	104,901	94,892	104,699	94,808

CONSOLIDATED STATEMENTS OF ACCUMULATED INCOME

(CDN$ thousands) (Unaudited)	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
Accumulated income, beginning of period	$1,038,329	$762,987	$976,137	$717,821
Net income	108,000	48,034	170,192	93,200
Accumulated income, end of period	$1,146,329	$811,021	$1,146,329	$811,021

ENERPLUS RESOURCES FUND
CONSOLIDATED STATEMENTS OF CASH FLOWS

(CDN$ thousands) (Unaudited)	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
OPERATING ACTIVITIES
Net income	$108,000	$48,034	$170,192	$93,200
Non-cash items add/(deduct):
Depletion, depreciation, amortization andaccretion	85,795	71,689	172,758	145,062
Non-cash financial contracts (Note 2)	(22,581)	28,768	9,715	55,472
Non-cash foreign exchange loss (Note 4)	864	1,614	1,188	2,592
Unit based compensation (Note 5)	1,545	523	5,193	882
Future income tax recovery	(17,050)	(21,539)	(46,686)	(45,201)
Asset retirement costs incurred	(1,352)	(1,379)	(3,398)	(3,058)
Funds flow from operations	155,221	127,710	308,962	248,949
(Increase)/decrease in non-cash operating working capital	19,847	(4,504)	(3,535)	1,909
	175,068	123,206	305,427	250,858
FINANCING ACTIVITIES
Issue of trust units, net of issue costs (Note 5)	6,607	293,050	21,194	302,330
Cash distributions to unitholders	(110,536)	(105,729)	(220,222)	(205,055)
(Decrease)/Increase in bank credit facilities	(5,426)	198,104	(28,372)	237,436
Decrease in non-cash financing working capital	642	3,153	806	3,284
	(108,713)	388,578	(226,594)	337,995
INVESTING ACTIVITIES
Capital expenditures	(70,203)	(48,484)	(139,950)	(85,285)
Property acquisitions	(3,861)	(468,577)	(5,681)	(469,469)
Property dispositions	4,846	1,494	66,535	2,535
Corporate acquisitions	-	-	-	(121,171)
Decrease in non-cash investing working capital	2,863	3,783	263	4,121
	(66,355)	(511,784)	(78,833)	(669,269)
Change in cash	-	-	-	(80,416)
Cash, beginning of period	-	-	-	80,416
Cash, end of period	$-	$-	$-	$-
SUPPLEMENTARY CASH FLOW INFORMATION
Cash income taxes paid	$-	$-	$-	$-
Cash interest paid	$7,908	$6,732	$10,293	$7,298

CONSOLIDATED STATEMENTS OF ACCUMULATED CASH DISTRIBUTIONS

(CDN$ thousands) (Unaudited)	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
Accumulated cash distributions, beginning of period	$1,921,186	$1,487,515	$1,811,500	$1,388,189
Cash distributions to unitholders	110,536	105,729	220,222	205,055
Accumulated cash distributions, end of period	$2,031,722	$1,593,244	$2,031,722	$1,593,244

ENERPLUS RESOURCES FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars and thousands of units except per unit amounts) (Unaudited)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Enerplus Resources Fund (“Enerplus” or the “Fund”) have been prepared by management following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004. The note disclosure requirements for annual statements provide additional disclosure to that required for these interim statements. Accordingly, these interim statements should be read in conjunction with the Fund’s consolidated financial statements for the year ended December 31, 2004. The disclosures provided below are incremental to those included in the 2004 annual consolidated financial statements.

2. DEFERRED CHARGES AND DEFERRED CREDITS

Deferred Charges
Deferred charges as at December 31, 2004	$5,061
Amortization of deferred financial assets	(2,013)
Amortization of debt issue costs	(98)
Deferred charges as at June 30, 2005	$2,950

Deferred Credits
Deferred credits as at December 31, 2004	$42,303
Change in fair value - other financial contracts (1)	7,702
Deferred credits as at June 30, 2005	$50,005

(1)    Changes in the fair value of financial contracts that do not qualify for hedge accounting are taken into income during the period as other financial contracts and reflected as an increase or decrease in the deferred financial liability.

The following table summarizes the income statement effects of other financial contracts:

	Three months ended June 30,		Six months ended June 30,
Other Financial Contracts	2005	2004	2005	2004
Change in fair value	$(23,588)	$23,362	$7,702	$44,660
Amortization of deferred financial assets	1,007	5,406	2,013	10,812
Realized cash costs, net	25,032	15,469	42,385	25,185
Other financial contracts	$2,451	$44,237	$52,100	$80,657

In addition, during the three months and six months ended June 30, 2005 we realized cash costs of $4,403,000 and $7,295,000 respectively, net of gains and losses from financial contracts that qualified as hedges compared to cash costs of $4,839,000 and $9,127,000 during the same periods in 2004.

3. PROPERTY, PLANT AND EQUIPMENT

	June 30, 2005	December 31, 2004
Property, plant and equipment	$4,378,310	$4,305,584
Accumulated depletion and depreciation	(1,445,952)	(1,276,577)
Net property, plant and equipment	$2,932,358	$3,029,007

Capitalized general and administrative expenses of $5,102,000 (2004 - $3,999,000) are included in property, plant and equipment (“PP&E”) for the six months ended June 30, 2005. Excluded from PP&E for the depletion and depreciation calculation is $45,756,000 (2004 - $28,246,000) related to the Joslyn development project that has not commenced commercial production.

4. FOREIGN EXCHANGE

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Unrealized foreign exchange loss on translation of U.S. dollar denominated senior notes	$864	$1,614	$1,188	$2,592
Realized foreign exchange (gains) losses	64	(12)	53	69
Foreign exchange loss	$928	$1,602	$1,241	$2,661

The US$54,000,000 senior unsecured notes that are exposed to foreign currency fluctuations are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Foreign exchange gains and losses are included in the determination of net income for the period.

5. FUND CAPITAL

(a) Unitholders’ Capital

Trust Units

Authorized: Unlimited number of trust units

	Six months ended		Year ended
	June 30, 2005		December 31, 2004
Issued:	Units	Amount	Units	Amount
Balance before Contributed Surplus, beginning of period	104,124	$2,826,641	94,349	$2,510,011
Issued for cash:
Pursuant to public offerings	-	-	8,800	286,248
Pursuant to rights plan	484	14,157	648	16,947
Trust unit rights incentive plan (non-cash) - exercised	-	2,155	-	1,396
DRIP*, net of redemptions	164	7,037	302	11,114
Issued for acquisition of corporate and property interests	-	-	25	925
	104,772	2,849,990	104,124	2,826,641
Contributed Surplus (Trust Unit Rights Plan)	-	7,674	-	4,636
Balance, end of period	104,772	$2,857,664	104,124	$2,831,277
* Distribution Reinvestment and Unit Purchase Plan

	Six months ended	Year ended
Contributed Surplus	June 30, 2005	December 31, 2004
Balance, beginning of period	$4,636	$1,364
Trust unit rights incentive plan (non-cash) - exercised	(2,155)	(1,396)
Trust unit rights incentive plan (non-cash) - expensed	5,193	4,668
Balance, end of period	$7,674	$4,636

(b) Trust Unit Rights Incentive Plan

As at June 30, 2005, a total of 2,131,000 rights pursuant to the Trust Unit Rights Incentive Plan (“Rights Plan”) at an average exercise price of $36.54 were outstanding. This represents 2.0% of the total trust units outstanding of which 337,000 rights with an average exercise price of $27.56 were exercisable. Under the Rights Plan, distributions per trust unit to Enerplus unitholders in a calendar quarter which represent a return of more than 2.5% of the net PP&E of Enerplus at the end of such calendar quarter may result in a reduction in the exercise price of the rights. Results for the first and second quarters of 2005 reduced the exercise price by $0.35 (effective July 2005) and $0.40 (effective October 2005), respectively.

Activity for the rights issued pursuant to the Rights Plan is as follows:

	Six months ended		Year ended
	June 30, 2005		December 31, 2004
	Number of Rights (000’s)	Weighted Average Exercise Price (1)	Number of Rights (000’s)	Weighted Average Exercise Price (1)
Trust unit rights outstanding
Beginning of period	2,401	$34.33	2,192	$30.05
Granted	265	45.20	1,002	40.22
Exercised	(484)	29.25	(644)	26.16
Cancelled	(51)	37.81	(149)	30.94
End of period	2,131	36.54	2,401	34.33
Rights exercisable at the end of the period	337	$27.56	551	$27.84

(1) Exercise price reflects grant prices less reduction in strike price discussed above.

During the three and six months ended June 30, 2005, non-cash compensation costs of $1,545,000 ($0.01 per unit) and $5,193,000 ($0.05 per unit), respectively, related to the rights issued since January 1, 2003 have been charged to general and administrative expense. The non-cash compensation expense for the three and six months ended June 30, 2004 is $523,000 ($0.01 per unit) and $882,000 ($0.01 per unit) respectively.

The following table outlines the estimated compensation cost associated with the rights issued during 2002 and the pro forma effects on net income and net income per unit, had CICA Handbook section 3870 been applied retroactive to 2002.

	Three months ended June 30,		Six months ended June 30,
($ thousands, except per unit amounts)	2005	2004	2005	2004
Net income as reported	$108,000	$48,034	$170,192	$93,200
Compensation expense for rights issued in 2002	(923)	(756)	(1,619)	(1,574)
Pro forma net income	$107,077	$47,278	$168,573	$91,626
Net income per trust unit - basic
Reported	$1.03	$0.51	$1.63	$0.98
Pro forma	$1.02	$0.50	$1.61	$0.97
Net income per trust unit - diluted
Reported	$1.03	$0.51	$1.63	$0.98
Pro forma	$1.02	$0.50	$1.61	$0.97

6. FINANCIAL INSTRUMENTS

The Fund’s financial instruments presented on the balance sheets consist of accounts receivable, other current assets, a portion of deferred charges, current liabilities and long-term debt.

The carrying value of accounts receivable, current liabilities and outstanding bank credit facility balances approximate their fair value. Other current assets are comprised of prepaid expenses and marketable securities. The marketable securities are carried on the balance sheet at the lower of cost and fair value. The fair value of the marketable securities at June 30, 2005 exceeded the cost of these securities by $10,851,000. The Fund carried US$54,000,000 of fixed rate debt. In addition, it carried US$175,000,000 of fixed rate debt that was converted to CDN$268,328,000 floating rate debt through a cross-currency swap with a syndicate of financial institutions. At June 30, 2005 the fair values of the senior unsecured notes were $69,742,000 and $230,565,000 respectively. In addition $1,131,000 in deferred charges related to derivative instruments that no longer qualify for hedge accounting treatment will be amortized over the next year.

The estimated fair values have been determined based on available market information and appropriate valuation methods. The actual amounts realized may differ from these estimates.

(a) Derivative Financial Instruments

The Fund uses certain derivative financial instruments to manage its commodity price, foreign currency and interest rate exposures. The fair values of these instruments are based on an approximation of the amounts that would have been paid to or received from counterparties to settle the instruments outstanding as at June 30, 2005 with reference to forward prices and market valuations provided by independent sources.

The fair values of derivative financial instruments are as follows:

Interest Rate and Cross Currency Swaps

The Fund has entered into interest rate swaps on $75,000,000 of notional debt at rates varying from 3.74% to 4.12% before banking fees that are expected to range between 0.65% and 0.875%. These interest rate swaps mature between June 2006 and January 2007. The fair value of the $75,000,000 interest rate swaps as at June 30, 2005 represents an unrealized cost of $1,117,000. These swaps have been designated as hedges for accounting purposes.

The fair value of the cross currency swap related to the US$175,000,000 senior unsecured notes as at June 30, 2005 represents an unrealized cost of $40,872,000 where as the fair value of the underlying debt instrument as at June 30, 2005 represents an unrealized gain of $37,763,000. The cross currency swap has been designated as a hedge for accounting purposes.

Crude Oil Instruments

Enerplus has entered into the following financial option contracts to reduce the impact of a downward movement in crude oil prices. The fair value of the financial crude oil contracts that do not qualify for hedge accounting are described in Note 2. The fair value of the financial crude oil contracts that qualify for hedge accounting reflects an unrealized cost of $12,693,000 at June 30, 2005.

The following table summarizes the Fund’s crude oil risk management positions at July 21, 2005:

		WTI US$/bbl
	Daily Volumes	Sold	Purchased	Sold
Term	bbls/day	Call	Put	Put
July 1, 2005 - July 31, 2005
Call(1)	1,000	$54.75	-	-
Call(1)	1,000	$54.75	-	-
Call(1)	1,000	$56.00	-	-
Call(1)	1,000	$57.00	-	-
August 1, 2005 - August 31, 2005
Call(1)	1,000	$56.75	-	-
Call(1)	1,000	$60.00	-	-
Call(1)	1,000	$60.00	-	-
July 1, 2005 - September 30, 2005
3-way option	1,500	$29.50	$24.50	$21.50
3-way option	1,500	$29.40	$24.50	$21.50
Put *	1,500	-	$35.10	-
Call(1)	1,000	$60.00	-	-
Call(1)	1,000	$60.00	-	-
August 1, 2005 - September 30, 2005
Call(1)	1,000	$54.75	-	-
September 1, 2005 - September 30, 2005
Call(1)	1,000	$54.75	-	-
July 1, 2005 - December 31, 2005
3-way option	1,500	$30.00	$27.23	$23.00
3-way option	1,500	$30.00	$25.35	$22.00
Costless Collar *	1,500	$40.10	$31.00	-
Put*	1,500	-	$41.50	-
Put	1,500	-	-	$35.00
October 1, 2005 - December 31, 2005
Put *	1,500	-	$34.25	-
July 1, 2005 - June 30, 2006
3-way option	1,500	$45.80	$31.50	$27.50
Put *	1,500	-	$41.50	-
Put	1,500	-	-	$35.00
January 1, 2006 - June 30, 2006
Costless Collar *	1,500	$35.35	$30.00	-
Costless Collar *	1,500	$37.00	$30.00	-
July 1, 2005 - December 31, 2006
Put*(1)	1,500	-	$50.00	-
Put(1)	1,500	-	-	$41.00
October 1, 2005 - December 31, 2006
Put*(1)	1,500	-	$53.00	-
Put(1)	1,500	-	-	$43.00
January 1, 2006 - December 31, 2006
Put*(1)	1,500	-	$53.00	-
Put(1)	1,500	-	-	$43.00
*   Financial contracts that qualify as hedges.
(1)  Financial contracts entered into during the second quarter of 2005.

Natural Gas Instruments

Enerplus has physical and financial contracts in place on its natural gas production as described below. The fair value of the financial natural gas contracts that do not qualify for hedge accounting at June 30, 2005 is described in Note 2. The fair value of the financial natural gas contracts that qualify for hedge accounting reflects an unrealized cost of $28,363,000 at June 30, 2005.

The following table summarizes the Fund’s natural gas risk management positions at July 21, 2005:

		AECO CDN$/Mcf
Term	Daily Volumes MMcf/day	Sold Call	Purchased Put	Sold Put	Fixed Price and Swaps
July 1, 2005 - September 30, 2005
Call(1)	9.5	$7.59	-	-	-
August 1, 2005 - September 30, 2005
Call(1)	9.5	$8.65	-	-	-
July 1, 2005 - October 31, 2005
3-way option	9.5	$8.23	$6.33	$5.01	-
Costless Collar *	4.8	$8.44	$5.54	-	-
Costless Collar *	4.8	$8.44	$5.80	-	-
Put*	9.5	-	$6.33	-	-
July 1, 2005 - December 31, 2005
3-way option	9.5	$6.65	$5.61	$4.75	-
3-way option	9.5	$6.60	$5.65	$4.75	-
3-way option	9.5	$6.86	$5.81	$4.75	-
Put *	9.5	-	$6.39	-	-
November 1, 2005 - March 31, 2006
3-way option	9.5	$9.92	$7.12	$5.80	-
Put*(1)	9.5	-	$7.91	-	-
Put*(1)	9.5	-	$7.91	-	-
Put*(1)	9.5	-	$7.91	-	-
July 1, 2005 - October 31, 2006
Swap *	9.5	-	-	-	$5.47
Swap *	4.8	-	-	-	$5.25
Swap *	4.8	-	-	-	$5.24
Swap *	4.8	-	-	-	$5.28
April 1, 2006 - October 31, 2006
Put*(1)	9.5	-	$7.38	-	-
Put*(1)	9.5	-	$7.38	-	-
Put*(1)	9.5	-	$7.38	-	-
2005 - 2010
Physical (escalated pricing)	2.0	-	-	-	$2.52
*   Financial contracts that qualify as hedges.
(1) Financial contracts entered into during the second quarter of 2005.

Electricity Instrument

The Fund has entered into an electricity swap contract that has fixed the price of electricity on 5MWh of Alberta Power Pool electricity consumption at $49.99/MWh from January 1, 2005 to December 31, 2006. This has been designated as a hedge and the fair value of this instrument as at June 30, 2005 reflects an unrealized gain of $324,000.

7. EVENTS SUBSEQUENT TO JUNE 30, 2005

(a) Acquisition of TriLoch Resources Inc.

Subsequent to June 30, 2005 the Fund acquired all of the issued and outstanding shares of TriLoch Resources Inc. for total consideration of approximately $73,400,000, through the issuance of 1,632,516 trust units. The acquisition closed on July 1, 2005. The purchase price allocation has not yet been determined.

(b) Anticipated acquisition of Lyco Energy Corporation

Subsequent to June 30, 2005 the Fund entered into an agreement to acquire all of the issued and outstanding shares of Lyco Energy Corporation (“Lyco”) for total consideration of approximately US$421 million, including deal costs, assumed debt and working capital of US$34 million. The transaction is expected to close on or about August 30, 2005, subject to Lyco shareholder approvals, receipts of regulatory approvals and satisfaction of other standard closing conditions.

In connection with the acquisition of Lyco, the Fund announced an equity offering for 7,600,000 subscription receipts at $46.25 per receipt which are exchangeable for 7,600,000 trust units. In addition, it is expected the underwriters of the offering will exercise their option to purchase an additional 3,037,500 subscription receipts, for a total offering of 10,637,500 subscription receipts for net proceeds of $467.4 million (net proceeds of $333.9 million without the exercise of the underwriter’s option). The offering is contingent on the Lyco acquisition closing on or before October 31, 2005.

For further information and a complete copy of the 2005 Second Quarter Interim Report, please contact Enerplus Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

This news release contains certain forward-looking statements, which are based on Enerplus' current internal expectations, estimates, projections, assumptions and beliefs. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and involve a number of risks and uncertainties. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; changes or fluctuations in production levels, commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; changes to legislation, investment eligibility or investment criteria; Enerplus' ability to comply with current and future environmental or other laws; Enerplus' success at acquisition, exploitation and development of reserves; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Many of these risks and uncertainties are described in Enerplus' 2003 Annual Information Form and Enerplus' Management's Discussion and Analysis. Readers are also referred to risk factors described in other documents Enerplus files with the Canadian and U.S. securities authorities. Copies of these documents are available without charge from Enerplus.

Eric P. Tremblay
Senior Vice-President, Capital Markets